Exhibit 10.33
April 15, 2008
Vincent J. Angotti
Dear Vince:
On behalf of XenoPort, Inc. (the “Company”), I am pleased to invite you to join the Company as Senior Vice President, Chief Commercialization Officer. In this position, you will report directly to the President of the Company. Subject to Section 10 below, you will be expected to devote all of your business time, attention and energies to the performance of your duties with the Company. The effective date (the “Effective Date”) of your employment will be May 1, 2008, or as mutually agreed upon with the Company.
The terms of this offer of employment are as follows:
1.	Compensation. The Company will pay you a starting salary of $31,250.00 per month (equivalent to $375,000.00 per year), payable in periodic installments on our regular paydays in accordance with the Company’s standard payroll policies. Subject to Section 10 below, your salary will begin as of the Effective Date of employment. The first and last payment by the Company to you will be adjusted, if necessary, to reflect a commencement or termination date other than the first or last working day of a pay period.
2.	Bonuses. The Company will offer you a sign-on bonus in the amount of $50,000.00 (subject to applicable payroll taxes) to be paid on the first payroll date following the Effective Date of your employment. If you voluntarily terminate your employment prior to the one year anniversary of the Effective Date, other than for Good Reason (as defined in the Change of Control Agreement, but excluding your relocation from New Jersey to the Bay Area for the purposes of (iv)) or Disability (as defined in the Company’s long term disability plan) you will return to the Company one hundred percent (100%) of the after-tax proceeds of this bonus. Additionally, the Company will offer you a retention bonus in the amount of $30,000.00 (subject to applicable payroll taxes) to be payable on the first anniversary of the Effective Date of your employment.
3.	Bonus Plan. You will be entitled to participate in any bonus plan adopted by the Company for its employees on such terms as the Company’s Board of Directors (the “Board”) may determine in its discretion, including the existing XenoPort, Inc. Corporate Bonus Plan. The target bonus for 2008 at your level is 40% of your base salary set forth in Section 1. Starting in 2009, unless modified by the Board in connection with the annual compensation review of executives and pursuant to the terms of the plan, fifty percent of your bonus will be based on the performance of the Company against its corporate goals, and 50% of your bonus will be based on your performance against your individual goals. Under the terms of the plan, target bonus awards are determined and communicated to eligible employees annually. For the 2008 bonus year, the Company will guarantee the payment of a bonus that is based entirely on the performance of the Company against its corporate goals, prorated to reflect the percentage of the year spent working on Company matters. For example, in the event that you work 50% of the time from May 1, 2008 until June 15, 2008 and 100% of the time from August 15, 2008 through the end of the year and the Company achieves 100% performance against its corporate goals, your bonus would be $65,985.00, calculated as follows: $375,000.00 (base salary) multiplied by 40% (bonus target) multiplied by 100% (2008 corporate goal score) multiplied by .4399 (23 days in May and June (i.e., 46 days at 50%) plus 138 days between August 15, 2008 and year end divided by 366 days). As another example, in the event that you work 50% of the time from May 1, 2008 until June 15, 2008 and 100% of the time from August 15, 2008 through the end of the year and the Company achieves 60% performance against its corporate goals, your bonus would be $39,591.00, calculated as follows: $375,000.00 (base salary) multiplied by 40% (bonus target) multiplied by 60% (2008 corporate goal score) multiplied by .4399 (23 days in May and June (i.e., 46 days at 50%) plus 138 days between August 15, 2008 and year end divided by 366 days). All of the foregoing bonuses will be paid, to the extent earned, within 60 days following the end of the applicable performance year. The Company agrees to operate and maintain the foregoing bonus arrangements and applicable bonus plans and programs in compliance with Section 409A of the Internal Revenue Code.
4.	Benefits. During the term of your employment, you will be entitled to the Company’s standard vacation and benefits covering employees and officers, as such may be in effect from time to time.
5.	Moving and Relocation Related Expenses.
a.	Should you elect this option, the Company will provide you with a cash payment (subject to the usual, required withholding) intended to cover moving and relocation related expenses in the amount of $200,000.00 (the “Relocation Amount”), to be paid on or about the Effective Date, in accordance with the Company’s normal payroll practices; OR

b.	Should you elect this option, the Company will reimburse you for customary relocation expenses actually incurred, such expenses not to exceed $150,000.00 (the “Relocation Amount”), including (i) closing costs associated with purchasing a home in the Bay Area, (ii) real estate fees incurred in selling your home in New Jersey and (iii) the cost of packing and shipping your household goods to the Bay Area. Reimbursements for all taxable expenses referred to in the option described in this subsection 5b will be ‘grossed-up’ to compensate for applicable taxes.
If you voluntarily terminate your employment other than for Good Reason or Disability: (i) prior to the one-year anniversary of the Effective Date, you will return to the Company one hundred percent (100%) of the after-tax proceeds of any amounts paid as the Relocation Amount under this Section 5; or (ii) after the one-year anniversary of the Effective Date but prior to the two-year anniversary of the Effective Date, you will return to the Company fifty percent (50%) of the after-tax proceeds of any amounts paid as the Relocation Amount under this Section 5. The Company agrees to operate the foregoing payments and reimbursements in accordance with Section 409A of the Internal Revenue Code.
6.	Housing Subsidies. In accordance with the Company’s normal payroll practices and subject to the usual, required withholding:
a.	until the earlier to occur of the sale or rental of your current residence in New Jersey or September 1, 2009, the Company will: (i) pay you the cost of reasonable temporary housing in the Bay Area; and (ii) pay or reimburse you for reasonable and customary travel expenses, including airline transportation (coach class), in connection with your services while your family continues to reside in the New Jersey area; and

b.	in connection with your purchase of a new home in the Bay Area, the Company will negotiate in good faith the terms to pay you additional housing assistance, which could include either (i) a cash bonus payment when you finalize a loan with a third-party bank; (ii) monthly housing cash supplements paid for up to four years; or (iii)

some combination of (i) and (ii); provided, however, that in no event shall the housing assistance provided pursuant to this Section 6(b) exceed $500,000.00 in the aggregate.
Each of these payments will be subject to your continued service to the Company through the relevant payment dates. If you voluntarily terminate your employment other than for Good Reason or Disability: (i) prior to the one-year anniversary of the Effective Date, you will return to the Company one hundred percent (100%) of the after-tax proceeds of any amounts paid as the Housing Subsidy under this Section 6; or (ii) after the one-year anniversary of the Effective Date but prior to the two-year anniversary of the Effective Date, you will return to the Company fifty percent (50%) of the after-tax proceeds of any amounts paid as the Housing Subsidy under this Section 6. The Company agrees to operate the foregoing payments and reimbursements in accordance with Section 409A of the Internal Revenue Code.
7.	Stock Options. Upon the approval of the Compensation Committee of the Board as soon as practicable following your Effective Date, you will be granted a stock option, which will be, to the maximum extent possible under the $100,000.00 rule of Section 422(d) of the Internal Revenue Code of 1986, as amended (the “Code”), an “incentive stock option” (as defined in Section 422 of the Code)(with the remainder granted as non-qualified stock options), to purchase 150,000 shares of the Company’s Common Stock (as adjusted for stock splits, stock dividends and similar events) pursuant to the Company’s 2005 Equity Incentive Plan (the “2005 Plan”) or outside of the 2005 Plan. The exercise price of such options will be set at the fair market value on the date of grant. The options will have a ten year term. Company Common Stock subject to the option shall vest, assuming uninterrupted full-time service to the Company, over a 4-year period, with 25% of the shares subject to the option vesting one year from your Effective Date, and 1/48th of the shares subject to the option vesting each month thereafter subject to your continued service to the Company through the respective vesting dates. The actual vesting schedule will be attached to this letter agreement following the ultimate resolution of your request for part-time service and unpaid leave of absence, as further described in Section 10.
8.	Restricted Stock Unit Award. On the first business day of the month following your Effective Date, you will be granted 10,000 restricted stock units relating to shares of the Company Common Stock (as adjusted for stock splits, stock dividends and similar events), which may be settled in stock, pursuant to the 2005 Plan or outside of the 2005 Plan. Such restricted stock units shall vest, assuming uninterrupted full-time service to the Company, in four equal annual installments on each anniversary of the grant date of the restricted stock unit award, subject to your continued service to the Company through the respective vesting dates. The actual vesting schedule will be attached to this letter agreement following the ultimate resolution of your request for part-time service and unpaid leave of absence, as further described in Section 10. The Company agrees to operate the foregoing payments and reimbursements in accordance with Section 409A of the Internal Revenue Code.
9.	Severance. If, prior to the two-year anniversary of the Effective Date, your services to the Company are terminated by the Company without Cause (as defined below), or if you terminate your employment for Good Reason, you will be entitled to receive Severance Benefits (as defined below).

If you become entitled to receive such Severance Benefits pursuant to this Section 9, the continued payments of base salary, to the extent of payments made from the date of your termination of employment through March 15 of the calendar year following such termination, are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations and thus payable pursuant to the “short-term deferral” rule set forth in

Section 1.409A-1(b)(4) of the Treasury Regulations; to the extent such payments are made following said March 15, they are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations made upon an involuntary termination from service and payable pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations, to the maximum extent permitted by such provision, with any excess amount being regarded as subject to the distribution requirements of Section 409A(a)(2)(A) of the Code, including, without limitation, the requirement of Section 409A(a)(2)(B)(i) of the Code that payment be delayed until six (6) months after your termination of employment if you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code at the time of such termination.

For the purposes of this Section 9, “Cause” shall mean either: (i) any act of personal dishonesty taken by you in connection with your responsibilities as an officer or employee of the Company and intended to result in substantial personal enrichment; (ii) the conviction of a felony; (iii) a willful act that constitutes gross misconduct and that is demonstrably injurious to the Company; or (iv) following delivery to you of a written demand for performance from the Company that describes the basis for the Company’s belief that you have not substantially performed your duties, continued violations of your obligations to the Company that are demonstrably willful and deliberate.

For purposes of this Section 9, “Severance Benefits” shall mean continued payment of your base salary in effect immediately prior to such termination of employment for a period of 12 months following the effective date of such termination of employment. In addition, you shall have the right to continue your health insurance benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and any analogous provisions of applicable state law. Should you so elect, the Company shall reimburse you (within 30 days following the Company’s receipt of your monthly payment in accordance with the terms of the plan) for 12 months of such health care coverage following the effective date of such termination of employment.

Notwithstanding the foregoing, the payment of Severance Benefits, if any, pursuant to this Section 9 will cease immediately and terminate permanently at the earlier of (i) 12 months following the effective date of such termination of employment and (ii) such time as you commence full-time employment (or a comparable full-time consulting engagement) after your termination of employment with the Company.

The receipt of any Severance Benefits pursuant to this Section 9 shall be subject to you executing and not revoking a separation agreement and release of all claims in a form acceptable to the Company and in the form used by the Company with respect to the termination of employment of other executive officers of the Company.

10.	Part-time Status; Leave of Absence. Commencing on the Effective Date, you will devote 50% or your business time, attention and energies to the performance of your duties with the Company. These duties could include, without limitation, attendance at meetings (in person or telephonically) with the Company’s management, collaborators and/or investors. During this time, you will receive base salary equal to 50% of the normal rate and any equity grants will vest at 50% of the full-time rate. Commencing on June 14, 2008, you will be reclassified to unpaid leave of absence (“LOA”) status, which LOA status will terminate upon your commencement of full-time employment in California, currently estimated to be on or about September 2, 2008. During the unpaid LOA, there will be no vesting of any equity granted to you. Any equity grants that do not vest during the unpaid LOA or that vest at a 50% rate during the period referenced in this paragraph above shall remain outstanding and re-commence vesting in accordance with the normal 48 month vesting schedule upon your return to full-time duty. In the event you have not commenced full-time employment by October 1, 2008, this offer letter agreement, the Change of Control Agreement and the Indemnification Agreement will be terminated.

11.	At-Will Employment. You should be aware that your employment with the Company is for no specified period and constitutes “at-will” employment. As a result, you are free to terminate your employment at any time, for any reason or for no reason. Similarly, the Company is free to terminate your employment at any time, for any reason or for no reason.

12.	Proprietary Information Agreement. As a condition of accepting this offer of employment, you will be required to complete, sign and return the Company’s standard form of Employee Proprietary Information Agreement (sent under separate cover).

13.	Immigration Laws. For purposes of federal immigration laws, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided within 3 business days of the Effective Date, or your employment relationship with the Company may be terminated.

14.	General. This offer letter, the Employee Proprietary Information Agreement, the XenoPort employee handbook, the stock award agreements covering the grants described in Sections 7 and 8 above, the Change of Control Agreement, and Indemnification Agreement, when signed by you, set forth the terms of your employment with the Company and supersede any and all prior representations and agreements, whether written or oral. This agreement can only be amended in writing, signed by you and an officer of the Company. Any waiver of a right under this agreement must be in writing. This agreement will be governed by California law.

15.	Taxation. This offer letter agreement is intended to comply with the requirements of Section 409A of the Code (“Section 409A”) and the regulations and guidance promulgated thereunder. To the extent that any provision in this offer letter agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that no payment or reimbursement due hereunder shall be subject to an “additional tax” under Section 409A. For purposes of Section 409A, each payment made under this offer letter agreement shall be treated as a separate payment. All reimbursements provided under this offer letter agreement shall be made or provided in accordance with the requirements of section 409A, including, where applicable, the requirement that (i) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year; (ii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred; and (iii) the right to reimbursement is not subject to liquidation or exchange for another benefit.

We look forward to your joining the Company. If the foregoing terms are agreeable, please indicate your acceptance by signing the enclosed copy of this letter in the space provided below and returning it to me, along with your completed and signed Employee Proprietary Information Agreement. This offer will terminate if not accepted on or before April 15, 2008.

Sincerely, XENOPORT, INC.
By:	/s/ Ronald W. Barett
Ronald W. Barrett
Chief Executive Officer

AGREED AND ACCEPTED:	DATE

/s/ Vincent J. Angotti Vincent J. Angotti	04/29/08